EXHIBIT 23.2

Dr. Roger Steininger
Chief Consulting Geologist

Consent of Expert

To:

Gryphon Gold Corporation

United States Securities Exchange Commission

I, Roger Steininger, do hereby consent to the filing of the written disclosure of the technical report titled the Technical Report on the Mineral Resources of the Borealis Gold Project Located in Mineral County, Nevada, USA (the "Technical Report") dated April 28, 2008 and any extracts from or a summary of the Technical Report in the Annual Report for Gryphon Gold Corporation on Form 10-KSB for the year ended March 31, 2008 ("Annual Report"), and to the filing of the Technical Report with United States Securities and Exchange Commission.

I also consent to the use of my name in the Annual Report.

Dated this 26th day of June, 2008.

/s/ Roger Steininger
Dr. Roger Steininger, Ph.D., CPG